Filed by Nuveen Energy MLP Total Return Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Energy MLP Total Return Fund

Commission File No. 811-22482

MLP & Strategic Equity Fund Inc.

Commission File No. 811-22040

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUÑOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Fund Board Approves Fund Mergers

CHICAGO, March 5, 2012 – Nuveen Investments, a leading global provider of investment services to institutions, high-net-worth and affluent investors, today announced the Board of Trustees of Nuveen’s closed-end funds approved a proposal to merge Nuveen’s two MLP closed-end funds. The merger is subject to customary conditions, including shareholder approval at the funds’ regular shareholder meeting later this year.

More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks. The proposed fund merger is:

Acquired Fund	Symbol	Acquiring Fund	Symbol
MLP & Strategic Equity Fund Inc.	MTP	Nuveen Energy MLP Total Return Fund	JMF

An overview and frequently asked questions regarding the merger proposal can be found here (DMAT link).

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, Symphony Asset Management, NWQ Investment Management Company, Santa Barbara Asset Management, Tradewinds Global Investors, Winslow Capital Management, and Gresham Investment Management. In total, Nuveen Investments managed $220 billion as of December 31, 2011. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

- market developments;

- legal and regulatory developments; and

- other additional risks and uncertainties.

NWQ	NUVEEN ASSET MANAGEMENT	SANTA BARBARA	S Y M P H O N Y	Tradewinds	Winslow Capital

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.

Nothing contained in this press release shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to each proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After they are filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.

NWQ	NUVEEN ASSET MANAGEMENT	SANTA BARBARA	S Y M P H O N Y	Tradewinds	Winslow Capital

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